EXHIBIT 99.1

Supplemental Disclosure of pSivida Limited Related to the Securities Purchase Agreement, Dated as of September 18, 2006, 2006

The following is a summary of the terms of the transactions contemplated by the agreements furnished as exhibits to the Form 6-K to which this Supplemental Disclosure is attached. This summary is not intended to be complete and is qualified in its entirety by reference to the exhibits to the Form 6-K to which this Supplemental Disclosure is attached.

THIS SUPPLEMENTAL DISCLOSURE SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES DESCRIBED HEREIN IN ANY JURISDICTION WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

IN ACCORDANCE WITH GENERAL INSTRUCTION B OF FORM 6-K, THE INFORMATION SET FORTH IN THIS SUPPLEMENTAL DISCLOSURE SHALL NOT BE DEEMED TO BE “FILED” FOR PURPOSES OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”), OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION, NOR SHALL SUCH INFORMATION BE DEEMED INCORPORATED BY REFERENCE IN ANY FILING UNDER THE SECURITIES ACT OR THE EXCHANGE ACT, EXCEPT AS SHALL BE EXPRESSLY SET FORTH BY SPECIFIC REFERENCE IN SUCH A FILING. THE INFORMATION SET FORTH IN THIS SUPPLEMENTAL DISCLOSURE SHALL NOT BE DEEMED AN ADMISSION AS TO THE MATERIALITY OF ANY INFORMATION IN THIS SUPPLEMENTAL DISCLOSURE.

Securities Purchase Agreement

pSivida and certain institutional investors (referred to herein this form as the investors) entered into a Securities Purchase Agreement on September 18, 2006. The agreement provides for the purchase of convertible notes and warrants by the investors. The aggregate purchase price of the notes is equal to US$6.5 million. The investors will receive warrants to purchase up to 2,925,001 American Depositary Shares (ADSs) of pSivida for no additional consideration.

Closing of the issue of the notes and warrants is subject to the fulfillment or waiver of specified conditions. Pursuant to the agreement, pSivida agreed, among other things, to continue to file reports with the U.S. Securities and Exchange Commission and to keep its securities listed on specified exchanges or quotation systems.

The Securities Purchase Agreement contains representations and warranties that pSivida and the investors made to each other as of the date of the Securities Purchase Agreement or other specific dates, and such representations and warranties should not be relied upon by any other person.

The Notes

A short summary of the terms of the notes follows:

•  The notes will have an aggregate face value of US$6,500,000.

•  The notes may be converted by the holder into ADSs at any time prior to the third anniversary of the date of issue of the notes. The number of shares to be issued upon conversion of the notes is to be calculated by dividing the face value of the notes to be converted (and any accrued but unpaid interest on the notes) by the conversion price of the ADSs.

•  The conversion price will be US$2.00 per ADS and may be adjusted under certain circumstances, including, among others, in the event pSivida issues securities at a lower price than the price at which the notes may be converted and based on the market price as of April 30, 2007 if lower than the conversion price then in effect.

•  The notes mature 3 years after issuance and bear interest at the rate of 8% per annum.

•  Under certain circumstances, pSivida may make interest payments in cash and/or in the form of ADSs at an 8% discount to 10-day VWAP.

•  The notes contain certain events of default which allow the investors to accelerate the maturity of the notes. The notes also permit the investors to force payment of the notes in the event of a change of control of pSivida.

•  pSivida has the right, in certain specified circumstances, to force the investors to convert the notes into ADSs, including if the ADSs are trading at 200% of the conversion price during a specified period.

•  The investors have the right to require the pSivida to redeem up to one-half of the initial outstanding principal under certain circumstances (including the prior repayment of pSivida’s earlier outstanding convertible notes) on August 14, 2008 and February 14, 2009.

•  pSivida may redeem the notes, at its option, in whole or in part at any time at a price equal to 108% of the outstanding principal to be redeemed.

•  There is a limit of 4.99% in respect of an investor and its affiliates’ beneficial ownership in pSivida, which may prevent it from converting principal of or receiving shares as payment of interest under the notes.

•  The note contains various negative covenants, including limitations on the incurrence of additional debt and liens.

The Warrants

The following is a summary of the terms of the warrants:

•  The warrants constitute options to acquire up 2,925,001 ADSs at any time on or before the fifth anniversary of the issuance of the warrants.

•  The per ADS exercise price under the warrants is US$2.00 and may be adjusted under certain circumstances, including, among others, in the event pSivida issues securities at a lower price than the price at which the warrant may be exercised in connection with a pro rata issuance to shareholders.

•  There is a limit of 4.99% in respect of an investor and its affiliates’ beneficial ownership in pSivida, which may prevent it from exercise of part of the warrants.

•  If there is a fundamental transaction (such as a transaction which involves a change in control of pSivida or a transfer of substantially all of its assets), pSivida will use its best endeavors to procure that the successor entity assumes all of the obligations of pSivida under the warrants.

The Registration Rights Agreement

The following is a summary of the registration rights agreement:

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pSivida shall register the resale of shares issuable on conversion of the notes and exercise of the warrants on or prior to January 1, 2007, subject to an extension of up to three months in the event of SEC review issues.

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If the Initial Registration Statement is not effective by this deadline, pSivida shall pay to the investors liquidated damages at a monthly rate equal to 1.0% of the outstanding principal amount of the notes.